Exhibit 99.5

2020 Annual General Meeting of Shareholders

Notice and Access Notification to Shareholders

You are receiving this notification as Maverix Metals Inc. (“Maverix” or the “Corporation”) is utilizing the notice and access model for the delivery of the management information circular (the “Circular”) to registered and beneficial shareholders for its annual general meeting of shareholders (the “Meeting”) to be held on June 30, 2020. This notification contains information on how to access the Circular electronically or obtain a paper copy, as well as information on voting your shares using the proxy form or voting instruction form enclosed with this notification. Shareholders that have existing instructions on their account with their intermediary to receive a printed copy of the Circular will receive printed copies. If you have questions about notice and access, you can contact Maverix’s Registrar and Transfer Agent toll free at 1-866-600-5869 or by email at TMXEInvestorServices@tmx.com.

This year to proactively deal with the unprecedented health impact of the novel coronavirus, also known as COVID-19, to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, and in compliance with current government direction and advice to which we will continue to adhere between the date of the Circular and the date of the Meeting, we will hold our Meeting with a teleconference component. Shareholders will have the opportunity to participate at the Meeting via teleconference regardless of their geographic location. Please refer to the section “Proxy Voting” in the Circular for details on how to vote at the Meeting. The date, time and location of the Meeting are as follows:

WHEN:	IN PERSON AT:	BY PHONE AT:
Tuesday, June 30, 2020	Maverix Metals Inc., Suite 575,	Canada/USA TF: 1-800-319-4610
2:00 p.m. (Vancouver time)	510 Burrard Street, Vancouver,	International Toll: +1-604-638-5340
British Columbia V6C 3A8

Shareholders will be asked to consider and, if applicable vote on the following items of business:

1.	to receive and consider the audited financial statements of the Corporation for the year ended December 31, 2019 together with the auditor’s report thereon;

2.	to fix the number of directors of the Corporation at eight;

3.	to elect directors for the ensuing year;

4.	to appoint KPMG LLP as auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the auditors’ remuneration;

5.	to consider and, if deemed advisable, pass an ordinary resolution to approve the Corporation’s amended and restated stock option and compensation share plan;

6.	to consider and, if deemed advisable, pass an ordinary resolution to approve the Corporation’s amended and restated restricted share unit plan; and

7.	to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

For detailed information regarding each of the above items of business, please refer to the section of the Circular titled “Business of the Meeting”. Maverix urges shareholders to review the Circular before voting. Your Vote is Important.

The securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

2020 Annual General Meeting of Shareholders

Accessing Meeting Materials Online

This notice and the Circular will be available on Maverix’s website at www.maverixmetals.com/investors/shareholder- meetings and under Maverix’s profile, in Canada, on SEDAR, at www.sedar.com and in the United States, on EDGAR, at www.sec.gov. This notice is accompanied by the Circular and either a proxy form or a voting instruction form.

Requesting Printed Meeting Materials

If you would like to receive a paper copy of the Circular, please call Maverix’s Registrar and Transfer Agent toll free at 1-866-600-5869 or by email at TMXEInvestorServices@tmx.com. A printed copy of the Circular will be sent to you by postal delivery at no cost to you up to one year from the date the Circular was filed on SEDAR. Requests should be received by 2:00 p.m. (Vancouver time) on June 19, 2020 to receive the Circular in advance of the proxy deposit date and the Meeting date.

Voting Instructions

If you are a registered shareholder, you will have received a proxy form with this notification. If you are a nonregistered shareholder, you will have received a voting instruction form or a proxy form signed by your intermediary.

Registered Shareholders

You may vote online, by phone or by mail in advance of the Meeting. To vote online, go to www.voteproxyonline.com and follow the instructions on the screen. You will need to enter your 12-digit control number. To vote by facsimile, please return the completed proxy by facsimile to (416) 595-9593. To vote by mail, complete the form of proxy and return it in the envelope provided to TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1.

The deadline for receiving duly completed and executed proxy forms or submitting your proxy by telephone or over the Internet is by 2:00 p.m. (Vancouver time) on June 26, 2020, or no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment or postponement of the Meeting.

Non-registered Shareholders

You should carefully follow the instructions of your intermediary, including those regarding when and where the completed proxy or voting instruction form is to be delivered or otherwise submitted. There may be deadlines for nonregistered shareholders that are earlier than the deadline for proxies from registered shareholders set out above. For detailed information on how to vote your shares, please refer to the section of the Circular titled “Proxy Voting” in the Circular. If you have any questions or need assistance completing your proxy form or voting instruction form, please contact Maverix’s Registrar and Transfer Agent toll free at 1-866-600-5869 or by email at TMXEInvestorServices@tmx.com.

DATED at Vancouver, British Columbia this 11th day of May, 2020.

By order of the Board of Directors

(signed) Daniel O’Flaherty

Chief Executive Officer